Contact

www.linkedin.com/in/michelle-r-johnson-4578758b (LinkedIn)

Top Skills

Specialty Coffee
Customer Service
Social Media

Certifications

Level One Barista Certification

Honors-Awards

Outstanding Achievement In The Field of Excellence
Cherry Bombe 100
Imbibe Magazine's 75 People To Watch
Distinguished 400 Award
Founder Gym Cohort 17 Graduate

Publications

The Chocolate Barista

Michelle R. Johnson

Co-Founder & Chief Executive Officer of Ghost Town Oats
Los Angeles, California, United States

Summary

I am a realistic idealist— always dreaming of what the future could be, then actively pursuing a plan to make it happen. I'm self-motivated, confident, and constantly questioning what my surrounding network could be doing better, and how. This ideology directly informs my approach to everything in my life, personally and professionally.

Experience

Ghost Town Oats
3 years 11 months

Chief Executive Officer
May 2023 - Present (1 year 6 months)
Los Angeles Metropolitan Area

Co-Founder & Chief Strategy Officer
December 2020 - May 2023 (2 years 6 months)
Los Angeles Metropolitan Area

Redefining the culture of oat milk.

GoFundBean
Founding Board Member
May 2020 - May 2022 (2 years 1 month)
Los Angeles Metropolitan Area

The Chocolate Barista
Founding CEO
January 2016 - April 2022 (6 years 4 months)
Los Angeles Metropolitan Area

TCB by The Chocolate Barista is a creative brand & consulting agency specialized in the food and beverage (especially coffee!) industries. We focus on expanding the reach of our clients through business & marketing strategy, product development, and operations for retail settings, including cafe build-outs, quality control, and internal structure. Our team has over 40 years of combined experience in the coffee industry in sales, marketing, community building, brand partnerships, retail operations, and company organization, all with a centralized foundation on creating inclusive, positive environments for employees and consumers alike.

The Chocolate Barista also continues to run as a creative platform for the future of coffee culture through content creation (visual and written), brand partnerships, and online community building.

2016 Sprudgie Awards:
- Nominated Best Coffee Writing for "The Black Cup of Excellence: Being Black in Specialty Coffee"
- First working barista to win the Outstanding Achievement In The Field of Excellence

Sprudge
4 years

Editor At Large
July 2020 - May 2021 (11 months)
Los Angeles Metropolitan Area

Advisory Board Member
January 2018 - May 2021 (3 years 5 months)
Portland, Oregon Area

Features Writer
June 2017 - February 2019 (1 year 9 months)
Portland, Oregon Area

Long-form features writer on coffee culture and events around the world.

News Contributor
September 2018 - January 2019 (5 months)
Portland, Oregon Area

Weekly reporting on up-to-date coffee news around the world.

Red Bay Coffee
Education And Training Manager
January 2020 - May 2020 (5 months)
Los Angeles, California

Coffee Manufactory

Regional Sales Manager - Southern California
May 2019 - October 2019 (6 months)
Greater Los Angeles Area

Pursued and closed leads for roasted coffee sales in the Southern California region. Managed wholesale customer orders, training and maintenance requests, and consulted on the application of Coffee Manufactory coffees in a range of settings including, but not limited to, retail coffee shops, office spaces, and hotels. Expanded Coffee Manufactory's grocery channel in the LA area Led weekly public and internal cuppings Worked closely with Tartine baristas for quality assurance and overall morale. Hosted wholesale customer trainings and coordinated with our SoCal Regional Trainer to ensure quality assurance across accounts in the SoCal region and beyond.

Localeur
Advisory Board Member
November 2017 - April 2019 (1 year 6 months)
Austin, Texas

Self Employed
Freelance Marketing Consultant
August 2018 - February 2019 (7 months)
Melbourne, Australia

Utilizing experience studying and engaging coffee communities and companies globally to expand market reach and sustained relevance.

Barista Hustle
Creative Marketing & Global Community Manager
May 2017 - August 2018 (1 year 4 months)
Melbourne, Australia

Managed and directed the marketing efforts of a global online coffee education platform. Maintained a 21,000+ member Facebook discussion group, curating and moderating industry-relevant conversations. Managed/created content and engagement across Instagram, Facebook, and Twitter. Directed, shot, and edited visual content and wrote/edited material for online education courses. Worked with individual coffee roasteries on a monthly basis to create appealing marketing content for global coffee subscription program. Wrote and managed the bi-weekly newsletter.

Constance Higley
Marketing Contractor
October 2016 - July 2017 (10 months)

Phoenix, Arizona Area

Royal & Design, LLC
Project Director
April 2016 - October 2016 (7 months)
Phoenix, Arizona Area

Took over majority of communication between clients and the creative team, determine and assign tasks per project, based on client need, organize the internal calendar, schedule meetings, as well as assist in on-the-field creative direction and photography.

Cartel Coffee Lab
Assistant Manager & Barista
October 2013 - April 2016 (2 years 7 months)
Tempe, Arizona

Performed day-to-day cafe tasks including operating a semi-automatic espresso machine and accompanying grinders (dialing in espresso, steaming milk, performing latte art), producing filter coffee on an array of manual and automatic coffee brewers, bar cleanliness, managing Square's POS system, engaging with customers with high-quality service.
Management duties included coffee and other goods ordering, leading and empowering my team of baristas to work quickly, but efficiently, aided in the rise of overall employee morale on the floor, assisted in the rise of retail coffee sales, and managed employee tips and store deposits.

Barista Competitor:
- 2014 Big Western Regional Barista Competition in Palm Springs, CA
- 2016 US Coffee Competition Qualifying Round in Kansas City, MO

Bayou Bakery
Shift Manager
July 2012 - August 2013 (1 year 2 months)
Arlington, Virginia

Education

Arizona State University
Mathematics B.S., Mathematics · (2014 - 2015)

Northern Virginia Community College

Mathematics, Mathematics · (2012 - 2013)

Thomas Jefferson High School for Science and Technology
· (September 2006 - December 2007)

Eastern Mennonite University
Bachelor of Science - BS, Mathematics and Computer Science · (August 2010 - October 2010)